SPRUCE BIOSCIENCES, INC.

2001 Junipero Serra Boulevard, Suite 640

Daly City, California 94014

October 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Livingston

David Lin

Eric Atallah

Angela Connell

Re:	Spruce Biosciences, Inc.

Registration Statement on Form S-1, as amended (File No. 333-248924)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Spruce Biosciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on October 8, 2020, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Kristin VanderPas and Alexa Ekman of Cooley LLP, counsel to the Company, to make such a request on its behalf. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Kristin VanderPas of Cooley LLP at (415) 693-2097, or in her absence, Alexa Ekman of Cooley LLP at (858) 550-6183.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Spruce Biosciences, Inc.

/s/ Richard King
By:	Richard King
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]